Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 25, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Promius Pharma LLC, a wholly-owned subsidiary of the Company, today confirmed that it has filed a lawsuit for patent infringement in the United States District Court for Eastern District of Texas against Perrigo UK FINCO Limited Partnership, Perrigo Israel Pharmaceuticals Ltd., and Taro Pharmaceuticals, Inc. in response to two paragraph-IV notice letters received for its twice daily topical spray SERNIVO® (betamethasone dipropionate, 0.05%) product. Promius anticipates this lawsuit will trigger a 30 month stay of FDA approval of Perrigo’s and Taro’s ANDAs.

SERNIVO® spray, 0.05% is protected by six Orange Book patents that expire in 2030. Promius will continue to vigorously defend its SERNIVO® intellectual property rights against infringement wherever they are challenged.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)